Exhibit 99.B(d)(10)

ADVISORY FEE WAIVER AGREEMENT

INTERNATIONAL LARGE-CAP PORTFOLIO

OF PACIFIC SELECT FUND

This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the International Large-Cap Portfolio of the Trust (the “Fund”), is effective as of January 1, 2021.

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;

WHEREAS, the Fund is managed by MFS Investment Management (“MFS”); and

WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement, dated October 8, 2015 (the “Advisory Contract”), as amended and novated, pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;

NOW THEREFOR, the parties hereto agree as follows:

I.                                        Advisory Fee Waiver

A.            Amount of Waiver. During the term of this Agreement, for so long as MFS remains the subadviser of the Fund, the Adviser hereby agrees to waive 0.03% of its investment advisory fee for the Fund.

II.                                   Term and Termination of Agreement

A.            This Agreement shall have an initial term commencing on January 1, 2021 and ending April 30, 2022.  Thereafter, this Agreement shall automatically renew for successive one-year terms (each a one-year term) ending April 30th of each year, unless the Adviser provides 30 days’ written notice of the termination of this Agreement prior to the beginning of the next applicable one-year term.

B.            Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.                              Miscellaneous

A.            Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.            Definitions.  Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.            Choice of Law.  This Agreement shall be governed by the law of the State of Delaware, without regard to the conflict of law provision thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	Senior Vice President

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	Senior Vice President